December 18, 2019

William B. Furr
Chief Executive Officer
Hilltop Holdings Inc.
2323 Victory Avenue, Suite 1400
Dallas, TX 75219

       Re: Hilltop Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 15, 2019
           Form 8-K
           Filed October 31, 2019
           File No. 001-31987

Dear Mr. Furr:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed October 31, 2019

Exhibit 99.1 - Third Quarter 2019 Earnings Presentation
Asset Quality, page 10

1. We note the disclosure of the non-GAAP measure, (Allowance + Discounts)/Bank Loans
      Outstanding Balance. The addition of purchase accounting adjustments to the ALLL to derive total valuation balances recorded against total loans appears to use an individually tailored recognition and measurement method which could violate Rule 100
(b) of
      Regulation G, since purchase accounting adjustments are not recognized in the ALLL under GAAP. In addition, this non-GAAP metric implies that purchase accounting adjustments are available to the total loan population, including non-acquired loans when they are only available for acquired loans. Please remove this non-GAAP measure from future filings. Refer to Question 100.04 of the Compliance & Disclosure Interpretations
 William B. Furr
Hilltop Holdings Inc.
December 18, 2019
Page 2
         for guidance.



Non-GAAP to GAAP Reconciliation and Management's Explanation of Non-GAAP
Financial
Measures, page 18

2. We note the disclosure of the non-GAAP measure, Pre-PAA Taxable Equivalent NIM, for both Hilltop Consolidated and PlainsCaptial Bank, excluding the impact of purchase accounting. The exclusion of purchase accounting appears to use an individually tailored recognition and measurement method which could violate Rule 100 (b) of Regulation G, since purchase accounting adjustments are recognized in interest income under GAAP. In addition, because this non-GAAP metric only excludes the effects of purchase accounting, it does not reflect true organic growth. Please remove these measures from future filings.
         Refer to Question 100.04 of the Compliance & Disclosure Interpretations for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Chris Harley at 202-551-3695 or Michelle Miller at 202-551-3368 with any questions.



FirstName LastNameWilliam B. Furr                            Sincerely,
Comapany NameHilltop Holdings Inc.
                                                             Division of
Corporation Finance
December 18, 2019 Page 2                                     Office of Finance
FirstName LastName